Exhibit 99.11

DEFINING EXCELLENCE do what’s right respect others achieve excellence Code of Business Conduct and Ethics

OUR CHARACTER 3 OUR CULTURE 4 OUR VALUES AND COMMITMENTS We Comply with Polices and Procedures 5 Our Workplace is Safe and We Minimize Our Impact on the Environment 5 We Avoid Conflicts of Interest 6 Gifts and Entertainment can create Conflicts of Interest 8 We Act Fairly and Treat Everyone with Respect 10 We Protect our Assets 12 We Seek Guidance and Report Unethical Behaviour 17 DECLARATION OF CONFLICT OF INTEREST FORM 18 REQUEST FOR APPROVAL OF GIFT AND/OR ENTERTAINMENT FORM 19 Approved by the Board of Directors effective as of July 29, 2015 and last amended on November 7, 2018

Our culture How we The Code of Business Conduct and Ethics (the achieve “Code”) supports the culture of Obsidian Energy. ask yourself the result, Our commitment is to ensure that we act with is every integrity. We hold one another accountable to two questions bit as comply with our shared values. important Is there any reason you would not want a as the Throughout the Code there are examples co-worker, an associate, a neighbour or a result of actions or behaviours that are required or regulator to be fully aware of your conduct itself. prohibited. In addition to complying with these and motives? rules, Obsidian Energy demands a high standard of professional conduct. This includes the Is anyone’s life, health or safety, or the exercise of good judgment. If actions cannot be environment endangered by the action? characterized as ethical, such that they enhance the effectiveness and reputation of Obsidian If these questions cannot quickly be answered Energy, then those actions contravene the Code ‘No’, then you need to rethink your actions. If there regardless of the absence of a specific prohibition. is any doubt that your actions will comply with the Code, you are expected to seek guidance. We understand that in order to be successful, we must do what is required by law and we must do To work at or with Obsidian Energy you must what is right. The test for this is simple. commit to uphold this Code. We recognize that while it takes time to build a reputation of trust and integrity, a single thoughtless or unethical act can destroy what we have carefully built over years. We will not tolerate violations of the Code to achieve results. do what’s right 4    OBSIDIAN ENERGY DEFINING EXCELLENCE

our values & commitments We Comply with Policies and Procedures Policy and procedures exist to ensure the efficient and effective management of our operations. Compliance with those policies and procedures is a condition of working with Obsidian Energy. Internal Controls When we are confronted by circumstances not covered by policy or procedure, we are accountable protect us for exercising good judgment as to the appropriate course of action. Our leader, manager or other from risk and colleagues are trained to assist and provide guidance. ensure efficient operations Representatives in leadership roles promote a working environment of trust where compliance questions – we do not and reporting is welcomed. ignore controls when they A Representative whose actions violate our shared values will be disciplined. The circumstances will appear to be dictate whether this will include termination of their employment, contract or consulting services. inconvenient. Our Workplace is Safe and We Minimize our Impact on the Environment As part of our commitment to one another, the communities in which we operate, and the environment: For more • We understand and comply with the health, safety and environmental regulations that apply to the information, tasks we perform. see the Obsidian • We take the appropriate precautions to protect ourselves, the public, and our fellow Representatives. Energy This includes holding each other accountable to ensure that our workplaces are free from the influence of Alcohol any substances that could impair the orderly, safe and effective conduct of our business. & Drug, Health and • We immediately report any loss of containment, accidents, injuries, unsafe equipment, practices or Safety, and conditions. Environmental Policies. • We strive to continually improve our health and safety as well as our environmental and regulatory performance. This involves consistently looking for efficiencies to reduce our environmental footprint and ways to prevent waste, emissions, spills and other releases from our operations. OBSIDIAN ENERGY DEFINING EXCELLENCE    5

our values & commitments We Avoid Conflicts of Interest Conflicts of interest include actual, Our operations are in local communities potential or perceived conflicts of interest. and we all have friends, family and close We never let our personal interests associates working in the oil and gas interfere, or appear to interfere, in any business. Obsidian Energy recognizes way with the interests of Obsidian that not all conflicts can be avoided. Energy. A personal interest is any However, conflicts must be disclosed so situation that might cause someone that they can be managed. to question whether a Representative is acting to benefit a party other than All actual, potential or perceived Obsidian Energy. Using our position to conflicts of interest must be disclosed benefit another party is prohibited, even using the “Declaration of Conflict of where Obsidian Energy is not impacted Interest Form” included to this document financially as the perceived conflict may as “Schedule A”. jeopardize our ability to develop trusting relationships with our stakeholders. Directors, officers, employees, Obsidian Energy is about to solicit tenders consultants, contractors and for services. I own shares of a company agents of Obsidian Energy are that has submitted a bid. Is this a conflict? all “Representatives” Yes. Obsidian Energy a requires disclosure. If obtaining or retaining the contract with Obsidian Energy would impact the contractors share price, Obsidian Energy would likely not permit you to be involved in the tender process or to supervise the contractor. 6    OBSIDIAN ENERGY DEFINING EXCELLENCE NCE

our values & commitments To Avoid Conflicts of Interest I am considering working in the evenings or on • We do not take part in business q days off for another employer or as a consultant. transactions or have a financial or Do I need to disclose this to Obsidian Energy? personal interest that may be in conflict with our obligations to Obsidian Energy. This includes holding a position such as director, officer, employee, contractor Yes. Disclosure is required or consultant of any other entity whose a under the Code and is interests may be in conflict with those of required as a term of your Obsidian Energy. The only exceptions are employment with Obsidian Energy. those conflicts expressly authorized by Once you have authorization you must Obsidian Energy. keep your other work separate from your Obsidian Energy job and never • We do not accept undisclosed financial use Obsidian Energy resources for or other benefits from a party bidding for your other job. or approved to work for Obsidian Energy. • We do not accept gifts, entertainment or favours that may unfairly influence a Representative holds less than one per • We do not have family members or business relationship in any way. cent of the outstanding shares will not individuals with which we have a close be viewed as “competing” with Obsidian personal relationship reporting through • We do not participate in the review of Energy. our reporting lines. We will also not bids or proposals to work for Obsidian involve ourselves in any administrative Energy or supervise or approve payment • We require vendors and suppliers to process concerning such an individual. to vendors where we personally, a family advise Obsidian Energy of the identity member, or friend, may benefit from the of their Representatives that are close relationship with the vendor (including as associates of Obsidian Energy directors, director, owner, employee, shareholder officers, employees or consultants so of the vendor). Passive investments that perceived conflicts of interest can be in public or private entities where the managed. do what’s right OBSIDIAN ENERGY DEFINING EXCELLENCE    7

our values & commitments Gifts and Entertainment Can Create Conflicts of Interest We will not allow gifts to create the perception that our decisions are based on anything other than commercial criteria. When we accept or give gifts and entertainment, we consider the tone it sets concerning how Obsidian Energy conducts its business. Accepting gifts and entertainment can cause problems when they compromise – or appear to compromise – our ability to make fair and objective business decisions. do what’s right 8    OBSIDIAN ENERGY DEFINING EXCELLENCE

our values & commitments Gifts and Entertainment Respectfully refuse Before accepting a gift or • Receipt of an invitation or gift an inappropriate entertainment, consider: reasonably expected to exceed $500 gift or invitation. requires prior approval. Approval is It is important that • We do not solicit personal gifts and obtained through the submission of we communicate invitations. In limited circumstances, a “Request for Approval of Gift and/ that all vendors are Obsidian Energy receives gifts or or Entertainment Form” included in this treated equally and entertainment for corporate use as part of document as “Schedule B”. that commercial sanctioned events. decisions will be based on • Invitations to conferences, social, commercial cultural or sporting events are acceptable criteria. if your host will be present. Your attendance serves a business purpose and the event is customary within the industry for people in similar roles. A Obsidian Energy vendor offers you a battery charger that • A Representative that frequently gives/ q can be used to recharge your Obsidian Energy phone. The accepts gifts or invitations might create charger has the vendor’s name and phone number stenciled the perception that Obsidian Energy on the top and is worth less than $50. is not treating contractors or vendors fairly. Any gift or entertainment that might Is it an issue to accept the charger? unfairly influence a business relationship is prohibited. • No gifts or entertainment can be Before you accept consider how accepted from anyone that is currently a another vendor might view the bidding for work or in the process of situation if they saw the charger negotiating or renewing a contract. on your desk. Would another vendor feel obligated to reciprocate?    If so, accepting the gift is not appropriate. OBSIDIAN ENERGY DEFINING EXCELLENCE    9

our values & commitments treat everyone with respect We Act Fairly and Treat Everyone with Respect We are committed to conducting by law. See the Obsidian Energy Privacy our business with honesty, integrity, Policy for more information. accountability and fairness. We value and communities respect the rights and contributions of We promote fair and open competitors our Representatives to our success. competition. We will deal honestly and consultants fairly with our fellow Representatives, employees In our workplace and on our competitors and other stakeholders. We landowners worksites, we value the diversity benefit where we encourage competition shareholders of our employees and will provide between our vendors. We will not abuse vendors equal opportunity in all aspects of the confidential information of our employment. All Representatives will be Representatives or competitors. provided a comfortable and welcoming workplace. We will encourage each other We respect and support the right of to speak up and report concerns. We will our Representatives to participate in not tolerate harassment or discrimination. political activities. We also understand For more information, see the Obsidian and recognize that we must separate our Energy Respectful Workplace Policy. personal political activities from our role with Obsidian Energy. This means: We respect personal privacy. In accordance with the Obsidian Energy • Representatives take care to represent Privacy Policy, we only collect, use and their views as their own and not those of retain records and information about Obsidian Energy. Obsidian Energy Representatives, landowners, shareholders and other • Personal political activities should business associates that is necessary not be conducted on Obsidian Energy for us to safely administer our business time or involve the use of any Company effectively and efficiently. This information resources including telephones, is only for internal use by Obsidian Energy computers or supplies. and will not be shared or used for other purposes except as permitted or required respect others 10    OBSIDIAN ENERGY DEFINING EXCELLENCE

our values & commitments We Act Fairly and Treat Everyone with Respect We respect our obligations position of Obsidian Energy in order to payments to facilitate or expedite concerning material information. influence regulatory change or public “routine governmental action”). Material information is non-public policy. Only employees of Obsidian information that, if disclosed, would Energy who are registered as lobbyists reasonably be expected to have a may contact a government representative For guidance in significant impact on the market value for this purpose. interactions with public of the shares of Obsidian Energy or any officials, contact the other publically traded company. We will not offer, pay or promise to Obsidian Energy Public provide anything of value to any public Affairs Manager. Where a Representative becomes aware official to obtain a favorable decision of non-public material information, or to attract or retain business. This this information must be provided to commitment includes a prohibition a member of the Obsidian Energy against “facilitating” payments (i.e. Disclosure Committee. Buying or selling securities when one is in possession of undisclosed material information is illegal. Providing My friends and family often undisclosed material information to q ask whether I think it is a anyone, including family and friends, good time to buy Obsidian is also illegal. This prohibition includes Energy stock. We are continually the undisclosed material information of improving our operations.    Obsidian Energy or any other company with which Obsidian Energy does Is it an issue to offer my opinion? business.    For more information, including details of trading restrictions and blackout periods, The same rules apply when you buy or sell stock yourself. see the Obsidian Energy Disclosure and a You need to ensure that you do not provide the details of Trading Policy. undisclosed material information and, if your recommendation would be impacted by non-public material information, you should Integrity in interactions with Public decline to provide your opinion. Officials. Lobbying involves contacting any government employee or elected official in order to communicate the OBSIDIAN ENERGY DEFINING EXCELLENCE    11

our values & commitments Confidential Information Corporate information is an asset that by Obsidian Energy employees and we safeguard. Confidential information vendors where the vendor has assigned includes: ownership to Obsidian Energy; • All non-public corporate information • The information of our partners or regardless of whether it might be of use business associates. to Obsidian Energy’s competitors, or might be harmful to Obsidian Energy or To protect our asset, we: its customers if disclosed; • Do not disclose confidential information • The inventions, discoveries, software, to anyone who does not need to know procedures and documents created the information for business purposes, even if that person is a Obsidian Energy Representative; • Protect confidential information from theft or unauthorized use or access; • Do not speak, present or provide written statements about Obsidian Energy or its activities unless the material has been approved by Public Affairs and/ or Investor Relations. Information that you acquire about Obsidian Energy and its business interests, whether written or verbal, is confidential unless it is public knowledge. Documents don’t need to be marked “trade secret” or “confidential” to be treated confidentially. 12    OBSIDIAN ENERGY DEFINING EXCELLENCE

our values & commitments We Act to Protect our Assets from Fraud or other Dishonest Conduct We have a Zero Tolerance We report any suspected fraudulent approach to fraud and dishonest activity and fully investigate any conduct. Fraud occurs when someone suspected acts of fraud, misappropriation acts dishonestly in order to profit at our or other irregularity. Obsidian Energy will expense. Examples include inflating pursue all avenues of recourse available or invoicing for goods or services not to it. received, theft, misusing Obsidian Energy assets, undisclosed conflicts of interest, and receipt of unauthorized payments or kickbacks. Your manager takes your q team for lunch to celebrate    the success of your recent project. When the bill comes, your manager asks you to pay the bill advising that she will authorize the expense. Is this an issue? Yes. The senior most leader a must pay. Otherwise the effect is that the manager is approving her own expenses. Our internal controls require that the supervisor of your manager independently verify that the expense should be paid by Obsidian Energy. OBSIDIAN ENERGY DEFINING EXCELLENCE    13

our values & commitments Official Spokesperson Confidentiality obligations remain Certain Obsidian Energy Representatives • Communications using social in effect following have been designated as official networking and media such as Facebook, termination of spokespersons of the Company. LinkedIn, or Twitter; employment, Representatives who are not service agreement spokespersons are prohibited from • News media disclosure; or appointment responding to inquiries from the with Obsidian Energy. investment community, the media or • Speaking engagements such as others unless specifically asked to do so conference presentations and panel by an authorized spokesperson. discussions. Please see Obsidian Energy’s Disclosure and Trading Policy for more information on authorized communication. This includes: • Communications using electronic collaboration, such as email or instant messaging; If you see inaccurate information q concerning Obsidian Energy    operations posted on social media or an online newspaper, should you comment to correct the information? No. Contact Investor Relations. If a a correction is required, an authorized Obsidian Energy spokesperson will correct the information or comment. 14    OBSIDIAN ENERGY DEFINING EXCELLENCE

our values & commitments We Use Information Technology Resources Responsibly Obsidian Energy IT, Electronic Equipment, Data, Software and Other Assets are for business use. Occasional personal use is permitted, but never for personal gain or any improper purposes. Information you view and share and the content of any emails or communications must be appropriate, respectful and otherwise comply with our policies. You should not expect personal privacy for communications that you send, receive or store on Obsidian Energy systems. The Obsidian Energy IT Security and Information Management Policy addresses the use of computers and information technology equipment. My colleague explained that he often q copies the reports he prepares at    Obsidian Energy to his flash drive for his library of “precedents”.    Is this an issue? Yes. Personal flash drives represent a security risk to a Obsidian Energy’s information technology infrastructure.    In addition, reports and other documents prepared for Obsidian Energy by its Representatives are confidential information and should not be copied or used for personal use or to benefit organizations other than Obsidian Energy. OBSIDIAN ENERGY DEFINING EXCELLENCE    15

our values & commitments We Ensure our Records and Reporting is Accurate The failure to ensure that the transactions • Obsidian Energy provides open access For more information, see the Obsidian in our books and records are accurate for its auditors, independent engineers Energy Authorizations for Document and fairly represent the true nature of a and other advisors to its documents Execution, Delegation of Financial transaction is illegal. and records. It is illegal to fraudulently Authority, Records and Information influence, coerce, manipulate or mislead Management and Disclosure and Trading To ensure accurate records: an auditor who is auditing financial Policy. statements or assessing the internal • Transactions are classified correctly. controls of Obsidian Energy. This includes the accounts, departments or accounting periods against which the transaction is recorded. • We verify the accuracy of our accounting records at reasonable intervals. We take appropriate action with respect to any differences. • We submit any questions and concerns regarding questionable accounting, auditing or disclosure matters or controls. • We never destroy or alter documents or records to hide the documents or our actions. 16    OBSIDIAN ENERGY DEFINING EXCELLENCE

identify the issue

- gather the facts

assess options & impacts

- is the option legal and in compliance with professional standards / obligations?
- will anyone or the environment be at risk?
- does the option meet with our expectations / values / commitments / policies and procedures?

consult with others

- your colleagues / leader / executive team
- consider the perspective of those that may be impacted – shareholders, landowners, fellow Representatives / vendors act & consider whether lessons learned benefit others

- are others likely to face a similar situation or challenge?
- should we consider changing / adopting a policy or procedure?
- share so we continuously improve

getting the **right** result?

We Seek Guidance and Report Unethical Behaviour

Candour and honest communication is essential – absence of these qualities is demoralizing and exposes our company and representatives to risk

- We understand that resources are available if we are deciding on the appropriate course of action in relation to an issue. Our colleagues, leaders and the Executive team are all ready to assist.

- We report suspected non-compliance. Reporting protects Obsidian Energy and its stakeholders and allows us to continue to improve our operations. Reports directly to a leader are encouraged so that corrective measures can be implemented. If you are not comfortable reporting concerns to your leader, you are to report them to the Obsidian Energy Legal Department, the Executive team or through the EthicsPoint hotline. Leaders are obligated to report suspected breaches and corrective measures to the Legal Department.

- We respect requests for anonymity and act against any retaliatory action. Where a person raising a concern wishes to remain anonymous, we will respect this request and will maintain the anonymity of the individual unless prohibited by law. All complaints, whether or not received anonymously, are treated as confidential and access to information concerning the complaint is limited to only those that have a need to know.

- We will not allow any retaliatory action against any Representative who, in good faith, reports a possible violation or concern. Anyone who retaliates against a Representative for speaking up will be disciplined. This may include termination of employment, contract or consulting services.

achieve excellence

Obsidian Energy Ethics Hotline
1-877-309-9397 or obsidian.ethicspoint.com

OBSIDIAN ENERGY **DEFINING EXCELLENCE** 17

declaration conflict of of interest schedule a form I,    , hereby declare the following actual or potential conflict of interest: My Department:    My Supervisor:    Name of company(s) and/or individual(s) involved with the actual or potential conflict of interest:    Clear description of the actual or potential conflict of interest:    This section to be completed by a member of the Legal Department (the “Approving Officer”). As a result from discussions with the Approving Officer, the following actions are to be taken or measures are to be put in place to mitigate the actual or potential conflict of interest (if any): Signature of Employee:    Date:    Signature of Approving Officer:    Date:    18    OBSIDIAN ENERGY DEFINING EXCELLENCE

request gift for approval of    and/or entertainment schedule b form Name of Representative:    Department:    Description of Gift and/or Entertainment:    Approximate value of Gift and/or Entertainment:    Business Purpose for Gift and/or Entertainment:    If the Gift/Entertainment breaches the Gifts and Entertainment provisions of the Code: a) approval by an Officer of Obsidian Energy is required,    b) in the case of an Officer of Obsidian Energy who is not an Executive Officer, approval by an    Executive Officer is required,    c) in the case of an Executive Officer, approval by the President, Chief Executive Officer or    Chief Financial Officer is required, and d) in the case of the President, the Chief Executive Officer or the Chief Operating Officer,    approval by the Chair of the Governance Committee is required. Signature of Employee:    Date: Signature of Supervisor:    Date: Signature of Approving Officer:    Date:    OBSIDIAN ENERGY DEFINING EXCELLENCE    19

Obsidian Energy Ethics Hotline 1-877-309-9397 or obsidian.ethicspoint.com Obsidian Energy Ltd. Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3 Telephone: (403) 777-2500, Toll Free: 1-866-693-2707 www.obsidianenergy.com TSX: OBE NYSE: OBE